

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

Via E-mail
Alan P. Fraade
Vice President and Director
Madison Acquisition Ventures, Inc.
488 Madison Avenue, Suite 1100
New York, New York 10022

>   **Re: Madison Acquisition Ventures, Inc.**
>   **Amendment No. 1 to Form 10**
>   **Filed July 19, 2012**
>   **File No. 000-54703**

Dear Mr. Fraade:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Changes in and Disagreements with Accountants, page 31

1. We note your response to our prior comment 5. Your revised disclosure does not comply with the requirements of Item 304 of Regulation S-K. Please revise as follows:

    *   Include a statement as to whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Refer to Item 304(a)(1)(ii) of Regulation S-K.

- Indicate whether the board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K

- State whether during the registrant's two most recent fiscal years and any subsequent interim period <u>through the date of resignation (i.e. August 12, 2010)</u>, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Refer to Item 304(a)(1)(iv) of Regulation S-K.

- Include the date your accountant was re-engaged. Refer to Item 304(a)(2) of Regulation S-K.

In connection with the comment above, please ensure to file a letter from your independent accountant, indicating whether or not they agree with these disclosures in your amended Form 10. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Frederick M. Mintz